Western Copper and Gold Corporation

(An exploration stage company)

Condensed Interim Consolidated Financial Statements

For the three months and nine months ended September 30, 2021

(Expressed in Canadian dollars)

NOTICE TO READER:

These condensed interim consolidated financial statements have not been reviewed by the Company's external auditors. These statements have been prepared by and are the responsibility of the Company's management. This notice is being provided in accordance with National Instrument 51-102 - Continuous Disclosure Obligations.

Western Copper and Gold Corporation Condensed Interim Consolidated Financial Statements (unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED BALANCE SHEETS

		September 30, 2021	December 31, 2020
	Note	$	$
ASSETS

Cash and cash equivalents		35,746,903	28,647,190
Short-term investments	3	16,043,254	-
Marketable securities	4	451,040	736,960
Other assets		583,772	677,905
CURRENT ASSETS		52,824,969	30,062,055

Right-of-use assets	5	451,770	-
Exploration and evaluation assets	6	63,222,969	53,748,013

ASSETS		116,499,708	83,810,068

LIABILITIES

Accounts payable and accrued liabilities		2,755,056	1,181,866
Current portion of lease obligation	5	164,978	-
Flow-through premium liability	7	956,909	1,408
CURRENT LIABILITIES		3,876,943	1,183,274

Lease obligations	5	299,980	-

LIABILITIES		4,176,923	1,183,274

SHAREHOLDERS' EQUITY

Share capital	8	183,190,992	150,897,421
Contributed surplus		35,203,220	34,617,746
Deficit		(106,071,427)	(102,888,373)

SHAREHOLDERS' EQUITY		112,322,785	82,626,794

LIABILITIES AND SHAREHOLDERS' EQUITY		116,499,708	83,810,068

Approved by the Board of Directors

/s/ Ken Williamson	Director	/s/ Klaus Zeitler	Director

The accompanying notes are an integral part of these consolidated financial statements	- 2 -

Western Copper and Gold Corporation Condensed Interim Consolidated Financial Statements (unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	$	$	$	$
Depreciation	38,723	-	64,538	-
Filing and regulatory fees	14,701	8,929	266,684	197,594
Office and administration	93,584	83,034	328,246	254,382
Professional fees	136,659	28,815	320,250	112,360
Share-based payments (note 10, 11)	600,187	164,225	1,006,604	331,078
Shareholder communication and travel	226,213	73,861	587,255	198,837
Wages and benefits (note 11)	320,172	273,699	1,174,404	847,099

CORPORATE EXPENSES	1,430,239	632,563	3,747,981	1,941,350

Foreign exchange loss (gain)	6,589	(4,262)	2,147	3,547
Interest income	(68,594)	(440)	(153,095)	(6,303)
Flow-through premium recovery (note 7)	(698,491)	(30,484)	(699,899)	(125,531)
Unrealized loss (gain) on marketable securities (note 4)	240,120	(158,400)	285,920	(187,600)

LOSS AND COMPREHENSIVE LOSS	909,863	438,977	3,183,054	1,625,463

Basic and diluted loss per share	0.01	0.00	0.02	0.01

Weighted average number of common shares outstanding	150,316,560	115,264,262	141,853,645	111,970,399

The accompanying notes are an integral part of these consolidated financial statements	- 3 -

Western Copper and Gold Corporation Condensed Interim Consolidated Financial Statements (unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine months ended September 30,		2021	2020
		$	$
Cash flows provided by (used in)	Note

OPERATING ACTIVITIES
Loss and comprehensive loss		(3,183,054)	(1,625,463)

ITEMS NOT AFFECTING CASH
Depreciation		64,538	-
Finance costs		16,531	-
Flow-through premium recovery		(699,899)	(125,531)
Unrealized (gain) loss on marketable securities		285,920	(187,600)
Share-based payments		1,006,604	331,078
		673,694	17,947
NON-CASH WORKING CAPITAL ITEMS
Change in accrued interest		(43,254)	-
Change in other assets		290,059	(55,530)
Change in accounts payable and accrued liabilities related to operations		(643,019)	(30,957)
		(396,214)	(86,487)

OPERATING ACTIVITIES		(2,905,574)	(1,694,003)

FINANCING ACTIVITIES

Private placement proceeds	8	33,634,423	6,430,000
Private placement issuance costs	8	(1,560,618)	(179,147)
Exercise of stock options	10	1,348,500	806,834

FINANCING ACTIVITIES		33,422,305	7,057,687

INVESTING ACTIVITIES
Purchase of short-term investments		(16,000,000)	-
Mineral property expenditures		(7,349,137)	(4,059,042)
Lease payments		(67,881)	-

INVESTING ACTIVITIES		(23,417,018)	(4,059,042)

CHANGE IN CASH AND CASH EQUIVALENTS		7,099,713	1,304,642

Cash and cash equivalents - Beginning		28,647,190	1,641,721

CASH AND CASH EQUIVALENTS - ENDING		35,746,903	2,946,363

The accompanying notes are an integral part of these consolidated financial statements	- 4 -

Western Copper and Gold Corporation Condensed Interim Consolidated Financial Statements (unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Number of Shares	Share Capital	Contributed Surplus	Deficit	Shareholders' Equity
		$	$	$	$

DECEMBER 31, 2019	107,636,001	116,908,713	33,942,501	(100,855,016)	49,996,198

Private Placement (note 8b)
Gross proceeds	3,000,000	1,950,000	-	-	1,950,000
Issuance costs	-	(104,490)	-	-	(104,490)
Allocation of warrant value	-	(351,000)	351,000	-	-
Private Placement (note 8b)
Gross proceeds	4,000,000	4,480,000	-	-	4,480,000
Flow-through premium (note 7)	-	(40,000)	-	-	(40,000)
Issuance costs	-	(74,656)	-	-	(74,656)
Exercise of stock options	1,083,334	806,833	-	-	806,833
Transfer of stock option value	-	307,529	(307,529)	-	-
Share-based payments	-	-	388,560	-	388,560
Loss and comprehensive loss	-	-	-	(1,625,463)	(1,625,463)

SEPTEMBER 30, 2020	115,719,335	123,882,929	34,374,532	(102,480,479)	55,776,982

Equity offering (note 8b)	19,828,300	28,751,035	-	-	28,751,035
Equity offering costs	-	(1,803,637)	-	-	(1,803,637)
Exercise of stock options	50,000	48,001	-	-	48,001
Transfer of stock option value	-	19,093	(19,093)	-	-
Share-based payments	-	-	262,307	-	262,307
Loss and comprehensive loss	-	-	-	(407,894)	(407,894)

DECEMBER 31, 2020	135,597,635	150,897,421	34,617,746	(102,888,373)	82,626,794
Private Placement (note 8b)
Gross proceeds	11,808,490	25,624,423	-	-	25,624,423
Issuance costs	-	(865,829)	-	-	(865,829)
Private Placement (note 8b)
Gross proceeds	2,670,000	8,010,000	-	-	8,010,000
Flow-through premium (note 7)	-	(1,655,400)	-	-	(1,655,400)
Issuance costs	-	(694,788)	-	-	(694,788)
Exercise of stock options	1,350,000	1,348,500			1,348,500
Transfer of stock option value	-	526,665	(526,665)	-	-
Share-based payments	-	-	1,112,139	-	1,112,139
Loss and comprehensive loss	-	-	-	(3,183,054)	(3,183,054)

SEPTEMBER 30, 2021	151,426,125	183,190,992	35,203,220	(106,071,427)	112,322,785

The accompanying notes are an integral part of these consolidated financial statements	- 5 -

Western Copper and Gold Corporation Notes to the Consolidated Financial Statements As at and for the three and nine months ended September 30, 2021 (unaudited – prepared by management)
(Expressed in Canadian dollars)

1. NATURE OF OPERATIONS

Western Copper and Gold Corporation (together with its subsidiaries, "Western" or the "Company") is an exploration stage company that is directly engaged in exploration and development of the Casino mineral property located in Yukon, Canada (the "Casino Project").

The Company is incorporated in British Columbia, Canada.  Its head office is located at 1200 - 1166 Alberni Street, Vancouver, British Columbia.

The Company will need to raise additional funds to complete the development of the Casino Project.  While Western has been successful in raising sufficient capital to fund its operations in the past, there can be no assurance that it will be able to do so in the future.

COVID-19

In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic.  The contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies and financial markets globally, potentially leading to an economic downturn.  It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company's business or ability to raise funds.

2. BASIS OF PRESENTATION

a. Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, as issued by the International Accounting Standards Board ("IASB"), including International Accounting Standard 34 - Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2020, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB.

The accounting policies and basis of presentation applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company's audited annual consolidated financial statements for the year ended December 31, 2020, except as noted below.

Leases

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance expense. The finance expense is charged to the statements of operations over the lease period. The right-of-use asset is depreciated over the shorter of the asset's useful life or the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value of lease payments.  The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Company's incremental borrowing rate.

Western Copper and Gold Corporation Notes to the Consolidated Financial Statements As at and for the three and nine months ended September 30, 2021 (unaudited – prepared by management)
(Expressed in Canadian dollars)

These financial statements were approved for issue by the Company's board of directors on November 4, 2021.

b. Accounting estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to exercise judgement in the process of applying its accounting policies and to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the year.  Actual results could differ from those estimates. Differences may be material.

Judgment is required in assessing whether certain factors would be considered an indicator of impairment for the exploration and evaluation assets. We consider both internal and external information to determine whether there is an indicator of impairment present and accordingly, whether impairment testing is required. Where an impairment test is required, calculating the estimated recoverable amount of the cash generating units for non-current asset impairment tests requires management to make estimates and assumptions with respect to estimated recoverable reserves or resources, estimated future commodity prices, expected future operating and capital costs, and discount rates. Changes in any of the assumptions or estimates used in determining the recoverable amount could impact the impairment analysis. Management did not identify any impairment indicators for the year ended December 31, 2020.

3. SHORT-TERM INVESTMENTS

As at September 30, 2021, the Company had $16,000,000 (December 31, 2020 - $nil) invested in Canadian dollar denominated guaranteed investment certificates, including accrued interest of $43,254 (December 31, 2020 - $nil).

4. MARKETABLE SECURITIES

As at September 30, 2021, the Company held marketable securities with an aggregate market value of $451,040 (December 31, 2020 - $736,960), consisting of 2.5 million common shares of NorthIsle Copper and Gold Inc. with a market value of $425,000 (December 31, 2020 - $700,000) and 168,000 common shares of Granite Creek Copper Ltd. with a market value of $26,040 (December 31, 2020 - $36,960).

5. RIGHT-OF-USE ASSET

The Company leases office space under a lease agreement which expires on August 1, 2024.  The Company's right-of-use assets and estimated future lease over the remaining term of the lease are:

Right-of-use Asset	Cost	Accumulated Depreciation	Carrying Amount
DECEMBER 31, 2020	-	-	-

Additions	516,308	64,538	451,770

SEPTEMBER 30, 2021	516,308	64,538	451,770

Western Copper and Gold Corporation Notes to the Consolidated Financial Statements As at and for the three and nine months ended September 30, 2021 (unaudited – prepared by management)
(Expressed in Canadian dollars)

As at September 30, 2021, lease payments over the next 12 months total $164,978, with total remaining lease payments over the course of the lease amounting to $299,980.

6. EXPLORATION AND EVALUATION ASSETS

a. Casino (100% - Yukon, Canada)

The Casino Project is a copper-gold porphyry deposit located in Yukon, Canada.

Certain portions of the Casino property remain subject to certain royalties. The surviving royalties and agreements are as follows:

• 2.75% NSR on the claims comprising the Casino project in favour of Osisko Gold Royalties Ltd. ("Osisko Gold") pursuant to the Royalty Assignment and Assumption Agreement dated July 31, 2017 when 8248567 Canada assigned to Osisko Gold all of its rights, title and interest in the 2.75% NSR.

• 5% Net Profits Interest (the "NPI"), as defined in the Casino B Option Agreement, remains in effect on the Casino B Claims and $1 million payment is required to be made to the original optionor within 30 days of achieving a commercial production decision.

• 5% Net Profit Interest Royalty (the "NPI Royalty") on the ANA claims pursuant to the NPI Royalty Agreement dated December 4, 1990 (the "NPI Royalty Agreement") among Big Creek Resources Ltd., Rinsey Mines Ltd., and Renoble Holdings Inc.

b. Exploration and evaluation expenditures

Total
$

DECEMBER 31, 2019	48,375,025

Claims maintenance	25,597
Engineering	168,002
Exploration and camp support	4,693,598
Permitting	128,968
Salary and wages	263,057
Share-based payments	93,766

DECEMBER 31, 2020	53,748,013

Claims maintenance	22,270
Engineering	1,765,852
Exploration and camp support	6,908,699
Permitting	532,995
Salary and wages	139,605
Share-based payments	105,535

SEPTEMBER 30, 2021	63,222,969

Western Copper and Gold Corporation Notes to the Consolidated Financial Statements As at and for the three and nine months ended September 30, 2021 (unaudited – prepared by management)
(Expressed in Canadian dollars)

7. FLOW THROUGH PREMIUM LIABILITY

The flow-through premium liability balance as at September 30, 2021 of $956,909 (December 31, 2020 - $1,408) arose in connection with the flow-through share offering the Company completed on July 29, 2021. The reported amount is the remaining balance of the premium from issuing the flow-through shares.  The flow-through premium is recognized in the statement of loss based on the amount of qualifying flow-through expenditures incurred by the Company.

The Company is committed to incurring on or before December 31, 2022 qualifying Canadian exploration expenses as defined under the Income Act, Canada ("Qualifying CEE") in the amount of $8,010,000 with respect to the flow-through share financing completed on July 29, 2021. None of the Qualifying CEE will be available to the Company for future deduction from taxable income.

As at September 30, 2021, the Company had incurred $3,379,795 of Qualifying CEE and accordingly, recognized flow-through premium recoveries of $698,491 and $699,899 during the three and nine months ended June 30, 2020 respectively ($30,484 and $125,531 during the three and nine month ended September 30, 2020).  As at September 30, 2021 the Company has a remaining commitment to incur Qualifying CEE of $4,630,205.

On June 1, 2020, the Company completed a flow-through share offering and recorded a flow-through premium liability of $40,000 and committed to incur Qualifying CEE in the amount of $4,480,000.  As at September 30, 2021, the Company had incurred all committed expenditures and no longer had a flow-through premium liability associated with this flow-through share offering.

8. SHARE CAPITAL

a. Authorized share capital

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

b. Financing

On July 29, 2021, Western completed a brokered private placement of flow-through common shares (the "FT Shares").  The Company issued a total of 2,670,000 FT Shares at a price of $3.00 per FT Share for aggregate gross proceeds of $8,010,000.  Issuance costs related to the private placement totaled $694,788.  A flow through premium liability of $1,655,400 was recognized. Refer note 7.

On May 31, 2021, Rio Tinto Canada Inc. ("Rio Tinto") completed a strategic investment in Western by way of a private placement of the Company's common shares.  The Company sold 11,808,490 common shares at a price of $2.17 per common for gross proceeds of $25,624,423.  The Company incurred $865,829 in costs associated the private placement.

In connection with the strategic investment by Rio Tinto, the Company and Rio Tinto entered into an investor rights agreement, whereby, subject to certain conditions, including time and ownership thresholds, Rio Tinto will have certain rights, including the right to appoint:

• one member to a Casino Project Technical Committee.

• one non-voting observer to attend all meetings of the board of directors of the Company.

• one director of the Company, if Rio Tinto's ownership increases to at least 12.5%.

Western Copper and Gold Corporation Notes to the Consolidated Financial Statements As at and for the three and nine months ended September 30, 2021 (unaudited – prepared by management)
(Expressed in Canadian dollars)

• up to three secondees to the Casino Project.

In addition, Rio Tinto will have a right to participate in future equity issuances to maintain its ownership in the Company and will be provided with a one-time "demand registration right" and "piggy-back registration rights."

Under the investor rights agreement, for a period of 12 months, Rio Tinto has also agreed:

• not to sell, transfer, offer or otherwise dispose of any shares without first notifying the Company.

• to vote any shares in favor of each director nominated by the board of directors of the Company for election by shareholders.

• not to acquire any securities of the Company, subject to certain exceptions.

On November 24, 2020, Western completed an offering of common shares of the Company (the "Offering").  The Company sold 19,828,300 common shares at a price of $1.45 per common share for gross proceeds of $28,751,035. The Company incurred $1,803,636 in costs associated with the Offering.

On June 1, 2020, Western completed a non-brokered private placement of flow-through common shares (the "FT Shares").  The Company issued a total of 4,000,000 FT Shares at a price of $1.12 per FT Share for aggregate gross proceeds of $4,480,000.  Issuance costs related to the private placement totaled $74,656.  A flow through premium liability of $40,000 was recognized. Refer note 7.

On February 28, 2020, Western issued 3,000,000 units at a price of $0.65 per unit for aggregate gross proceeds of $1,950,000.  Each unit consisted of one common share and half of a non-transferable warrant.  Each whole warrant entitles the holder to purchase one additional common share at a price of $0.85 until February 28, 2025.  Issuance costs related to the financing totaled $104,490.

The fair value assigned to the warrants was calculated using the Black-Scholes option pricing model and the following inputs and assumptions:

Warrants issued	1,500,000
Exercise price	$0.85
Market price	$0.73
Expected term (years)	5.0
Expected share price volatility	61.3%
Average risk-free interest rate	1.07%
Expected dividend yield	-

FAIR VALUE ASSIGNED	$351,000

Western Copper and Gold Corporation Notes to the Consolidated Financial Statements As at and for the three and nine months ended September 30, 2021 (unaudited – prepared by management)
(Expressed in Canadian dollars)

9. WARRANTS

a. Warrants

A summary of the Company's warrants outstanding, including changes for the periods then ended, is presented below:

	Number of warrants	Weighted average exercise price
		$

DECEMBER 31, 2019	1,452,533	1.75

Issued	1,500,000	0.85
Expired	(1,452,533)	1.75

DECEMBER 31, 2020 and SEPTEMBER 30, 2021	1,500,000	0.85

Warrants outstanding are as follows:

Warrant outstanding, by exercise price	Number of warrants	Weighted average exercise price	Average remaining contractual life
		$	years
$0.85	1,500,000	0.85	3.42

SEPTEMBER 30, 2021	1,500,000	0.85	3.42

10. EQUITY INCENTIVE PLANS

The Company has three equity incentive plans consisting of a stock option plan (the "Option Plan"), a restricted share unit plan (the "RSU Plan") and a deferred share unit plan (the "DSU Plan") (collectively the "Equity Incentive Plans").  Pursuant to the Company's annual general meeting held on June 17, 2021, it was approved that the maximum aggregate number of common shares issuable under the Equity Incentive Plans cannot exceed 10% of the number of common shares issued and outstanding.

a. Stock Options

Under the Option Plan, the exercise price of the stock options must be greater than, or equal to, the market value of the Company's common shares on the last trading day immediately preceding the date of grant.  Stock options vest over a two year period from the date of grant unless otherwise determined by the directors.  The maximum stock option term is 10 years.  At September 30, 2021, the Company could issue an additional 4,555,688 stock options under the terms of the stock option plan.

Western Copper and Gold Corporation Notes to the Consolidated Financial Statements As at and for the three and nine months ended September 30, 2021 (unaudited – prepared by management)
(Expressed in Canadian dollars)

A summary of the Company's stock options outstanding and the changes for the periods then ended, is presented below:

	Number of stock options	Weighted average exercise price
		$
DECEMBER 31, 2019	6,150,001	0.96
Granted	2,350,000	1.59
Exercised	(1,133,334)	0.75
Cancelled	(125,000)	1.66
Forfeited	(66,667)	0.90
Expired	(100,000)	0.67

DECEMBER 31, 2020	7,075,000	1.19

Granted	210,000	2.22
Exercised	(1,350,000)	1.00

SEPTEMBER 30, 2021	5,935,000	1.27

During the nine months ended September 30, 2021, the average fair market value of Company's share price was $2.06 (December 31, 2020 - $1.23).  In relation to stock options, the Company recognized $161,826 and $568,243 during the three months and nine months ended September 30, 2021, respectively (September 30, 2020 - $164,225 and $331,078 for three and nine months respectively) in the statements of loss and comprehensive loss.

Stock options outstanding are as follows:

Stock options outstanding, by exercise price	Number of Stock options	Weighted average exercise price	Average remaining contractual life
		$	years
$0.75 - $0.90	1,925,000	0.87	2.68
$1.11 - $1.20	1,775,000	1.19	1.65
$1.41	200,000	1.41	4.11
$1.66	1,825,000	1.66	3.82
$2.22	210,000	2.22	4.80

SEPTEMBER 30, 2021	5,935,000	1.27	2.85

Of the total stock options outstanding, 4,174,993 were vested and exercisable at September 30, 2021.  The weighted average exercise price of vested stock options is $1.11 and the average remaining contractual life is 2.38 years

Western Copper and Gold Corporation Notes to the Consolidated Financial Statements As at and for the three and nine months ended September 30, 2021 (unaudited – prepared by management)
(Expressed in Canadian dollars)

b. Share-based payments

The following is a summary of stock options granted by the Company in 2020 and fair value assigned to each grant.  The fair value was calculated at the time of grant using the Black-Scholes option pricing model and the following inputs and assumptions.

	July 19,	November 9,	July 27,	June 11,
Inputs and assumptions	2021	2020	2020	2020

Stock options granted	210,000	200,000	1,950,000	200,000
Exercise price	$2.22	$1.41	$1.66	$1.11

Market price	$2.17	$1.41	$1.61	$1.11
Expected option term (years)	3.0	3.0	3.0	3.0
Expected stock price volatility	62.1$	58.0%	56.6%	49.7%
Average risk-free interest rate	0.57%	0.31%	0.29%	0.27%
Expected forfeiture rate	-	-	-	-
Expected dividend yield	-	-	-	-

FAIR VALUE ASSIGNED	$186,000	$109,000	$1,159,000	$75,000

c. Restricted Share Units

During the quarter, the Company granted RSUs in accordance with the RSU plan approved in the shareholders meeting. These RSUs vest in three equal tranches: Tranche one - on completion of 12 months from grant date, Tranche two - on completion of eighteen months from the grant date and Tranche three - on completion of twenty-four months from grant date.  These RSUs are classified as equity-settled as these awards will be settled by issuing the shares and are valued at the market price of the Company shares on the date of grant. As at September 30, 2021, the Company could issue an additional 2,106,313 RSUs under the RSU Plan.  A summary of the Company's RSUs outstanding and the changes for the periods then ended, is presented below:

Number of shares issued or issuable on vesting

DECEMBER 31, 2019 and 2020	-

RSUs Granted	239,100

SEPTEMBER 30, 2021	239,100

Western Copper and Gold Corporation Notes to the Consolidated Financial Statements As at and for the three and nine months ended September 30, 2021 (unaudited – prepared by management)
(Expressed in Canadian dollars)

In relation to RSUs, the Company recognised $75,971 during the three months and nine months ended September 30, 2021, respectively (September 30, 2020 - Nil) in the statements of loss and comprehensive loss.

d. Deferred Share Units

Only directors of the Company are eligible for DSUs and each DSU vests immediately and is redeemed upon a director ceasing to be a director of the Company.  DSUs are classified as equity-settled as these awards will be settled by issuing the shares and are valued at the market price of the Company shares on the date of grant.  As at September 30, 2021, the Company could issue an additional 1,787,511 DSUs under the DSU Plan.

During the three and nine months ended September 30, 2021, the Company granted 167,000 DSUs to the directors of the Company.  In relation to DSUs, the Company recognized $362,390 during the three months and nine months ended September 30, 2021, respectively (September 30, 2020 - Nil) in the statements of loss and comprehensive loss.

11. KEY MANAGEMENT COMPENSATION

The Company's related parties include its directors and officers, who are the key management of the Company.  The remuneration of key management was as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	$	$	$	$
Salaries and director fees	228,294	193,402	963,760	647,753
Share-based payments	550,590	160,936	931,520	309,956

KEY MANAGEMENT COMPENSATION	778,884	354,338	1,895,280	957,709

Share-based payments represent the fair value of stock options previously granted to directors and officers that was recognized in the Company's consolidated financial statements during the years presented above.

During nine months ended September 30, 2021, the Company's former Chairman, Dale Corman, received a $300,000 payment related to his retirement.

During the year ended December 31, 2020, a director of the Company was indirectly paid $270,000 for marketing and financial advisory services.

12. SEGMENTED INFORMATION

The Company's operations are in one segment: the acquisition, exploration, and future development of mineral resource properties.  All interest income is earned in Canada and all assets are held in Canada.

Western Copper and Gold Corporation Notes to the Consolidated Financial Statements As at and for the three and nine months ended September 30, 2021 (unaudited – prepared by management)
(Expressed in Canadian dollars)

13. CAPITAL MANAGEMENT

The Company considers capital to be equity attributable to common shareholders, comprised of share capital, contributed surplus, and deficit.  It is the Company's objective to safeguard its ability to continue as a going concern so that it can continue to explore and develop mineral resource properties.

The Company monitors its cash position on a regular basis to determine whether sufficient funds are available to meet its short-term and long-term corporate objectives, and makes adjustments to its plans for changes in economic conditions, capital markets and the risk characteristics of the underlying assets.

To maintain its objectives, the Company may attempt to issue new shares, seek debt financing, acquire or dispose of assets or change the timing of its planned exploration and development projects.  There is no assurance that these initiatives will be successful.

There was no change in the Company's approach to capital management during the year.  Western has no debt and does not pay dividends.  The Company is not subject to any externally imposed capital.

14. FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework.  The Company has exposure to liquidity, credit, and market risk from the use of financial instruments.  Financial instruments consist of cash and cash equivalents, short-term investments, marketable securities, certain other assets, and accounts payable and accrued liabilities.

a. Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due.  The Company uses cash forecasts to ensure that there is sufficient cash on hand to meet short-term business requirements.  Cash is invested in highly liquid investments which are available to discharge obligations when they come due.  The Company does not maintain a line of credit.

b. Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents.  These financial instruments are at risk to the extent that the institutions issuing or holding them cannot redeem amounts when they are due or requested.  To limit its credit risk, the Company uses a restrictive investment policy.  It deposits cash and cash equivalents in Canadian chartered banks and purchases short-term investments that are guaranteed by Canadian governments or Canadian chartered banks.  The carrying amount of financial assets recorded in the financial statements, net of any allowance for losses, represents Western's maximum exposure to credit risk.

c. Market risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities.  The Company has no control over these fluctuations and does not hedge its investments.  Marketable securities are adjusted to fair value at each balance sheet date.

Western Copper and Gold Corporation Notes to the Consolidated Financial Statements As at and for the three and nine months ended September 30, 2021 (unaudited – prepared by management)
(Expressed in Canadian dollars)

As at September 30, 2021, the carrying amounts of cash and cash equivalents, certain other assets, and accounts payable and accrued liabilities are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments. The fair value of the marketable securities is determined by reference to published price quotations in an active market.